Exhibit 6.10

15418 Weir Street
No. 333
Omaha, Ne
68137

Tuesday, Nov 02 2021

Hi Veronica McGregor ,

We are pleased to offer you employment at Exodus as a Chief Legal Officer. We'll start you out at $500,000.00 per year and we would like your first day to be on Tuesday, Jan 04 2022.

Please review and sign the attached document by Friday, Nov 05 2021.

After we get your written acceptance of the offer letter, Andi your onboarding guide will be in touch with next steps.

If you have any questions or concerns regarding this offer, please feel free to reach out to me for clarification. We can’t wait for your first day!

All my best,

Olivia Randolph
Recipient Signature Confirmation

exodus.com
Re:	Exodus Offer Letter for Veronica McGregor

Dear Veronica McGregor:

We are pleased to offer you the position of Chief Legal Officer with Exodus Movement, Inc., a Delaware Corporation, (the “Company”). This offer of at-will employment is conditioned upon your satisfactory completion of certain requirements, as outlined below. Your employment is subject to the terms and conditions set forth in this letter

As a Chief Legal Officer, you will be full-time and generally scheduled to work 40 hours a week; your work hours and work schedule may vary from week to week as determined by the Company. As a Chief Legal Officer, you will be classified as Exempt under the federal Fair Labor Standards Act and applicable state and local law which means you are not entitled to overtime pay [for working more than 40 hours in a workweek or more than 8 hours in a workday for California employees].
In your capacity as Chief Legal Officer, you will perform duties and responsibilities that are reasonable and consistent with such position, as may be assigned to you from time to time by the Company. You will work remotely from your home or other location approved by the Company and shall report directly to JP Richardson, CEO, or another individual designated the by the Company. Of course, the Company may change your position, duties, and work location from time to time at its discretion. You agree to devote your full business time, attention, and best efforts to the performance of your duties and to the furtherance of the Company’s interests. If you accept this offer of employment, your start date will be Tuesday, Jan 04 2022.

In consideration of your services as a Chief Legal Officer, you will be paid on a monthly basis at the rate of $500,000.00 per year. Any additional compensation is outlined in Addendum 4. We will also pay any applicable compensation as required by law which shall be paid Monthly in accordance with the standard payroll practices of the Company and subject to all withholdings and deductions as required or permitted by law. The Company reserves the right to prospectively modify your compensation in its sole discretion in accordance with applicable law.

As a Chief Legal Officer, you will be eligible to participate in benefit plans and programs in effect from time to time, as are made available to other similarly situated employees of the Company, in accordance with and subject to the eligibility and other provisions of such plans and programs. A current listing of the Company’s applicable benefits will be provided on your first day. The Company reserves the right to modify or terminate any of its benefits plans or programs at any time to the extent permitted by law or the relevant plan documents.
Your employment with the Company will be “at-will,” meaning that you or the Company may terminate the employment relationship at any time with or without cause and with or without advanced notice. Your employment-at-will status can only be modified in a written agreement signed by you and by an officer of the Company.

To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that, except as expressly provided in EXODUS MOVEMENT, INC. Employee Confidentiality and Proprietary Rights Agreement, any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, your employment with the Company, or the termination of your employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS or its successor, under JAMS’ then applicable rules and procedures for employment disputes (available upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/). You acknowledge that by agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. You will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that you or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS arbitration fees in excess of the administrative fees that you would be required to pay if the dispute were decided in a court of law. Nothing in this offer letter is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm in emergent circumstances, including but not limited to the dissemination of intellectual property.

Please note this offer of employment is contingent upon:
(a)        Verification of your right to work in the United States, as demonstrated by your completion of the Form I-9 upon hire and your submission of acceptable documentation verifying your identity and work authorization within three days of starting employment.
(b)          Satisfactory completion of a background investigation.
(c)         The Company’s completion of a satisfactory check of your references; if you have not already done so, please provide the names and contact details of your references as soon as possible; and
(d)        Your execution of the EXODUS MOVEMENT, INC. Employee Confidentiality and Proprietary Rights Agreement, which prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations. This will be sent after your offer is signed.
This offer of employment will be withdrawn if any of the above conditions are not satisfied. As such, if you are currently employed, please do not resign from your current job until you receive confirmation from the Company that these conditions have been met.
2 of 4
US Employee Offer Letter

All of us at EXODUS MOVEMENT, INC. are excited about the prospect of you joining our team and look forward to a productive and enjoyable working relationship. If you have any questions about the above details, please contact me immediately.
If you wish to accept this offer, please sign below. This offer is open for you to accept until Friday, Nov 05 2021, at which time it will be deemed to be withdrawn.

I look forward to hearing from you.
Sincerely,

JP Richardson
Chief Executive Officer
On behalf of Exodus Movement, Inc.

[ACCEPTANCE AND SIGNATURE PAGE TO FOLLOW]
Acceptance of Offer

I have read and understand all the terms of the offer of employment set forth in this letter and I accept each of those terms. I also understand and agree that my employment is at-will and, with the exception of a subsequent written agreement signed by an authorized Company representative, no statements or communications, whether oral or written, will modify my at-will employment status. I further understand that this letter is EXODUS MOVEMENT, INC.'s complete offer of employment to me and this letter supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to my employment. I have not relied on any agreements or representations, express or implied, that are not set forth expressly in this letter.

Veronica McGregor

Tuesday, Nov 02 2021

3 of 4
US Employee Offer Letter

Exodus US Employee Offer Letter Addendum
Re: Veronica McGregor

Part IV Addendum

You will receive a $200,000 annual bonus with the following terms:
1) to be paid 1/4 each calendar quarter
2) the first 3 calendar quarters are guaranteed
3) the final quarter (Q4 of each year) is dependent on the successful achievement of company goals

You will receive a $500,000 annual Restricted Stock Unit (or RSU) allotment with the following terms:
1) 1-year cliff
2) month vesting thereafter
This document serves as a confirmation of any changes and/or additions henceforth agreed upon in Part IV by both parties listed below, in regard to the Exodus Offer Letter. In the event RSU’s were granted above, an additional agreement will be sent at 21:00 UTC on Tuesday, Jan 04 2022 to solidify stock unit value.

JP Richardson	Veronica McGregor
Chief Executive Officer	Chief Legal Officer

Friday, Nov 05 2021	Tuesday, Nov 02 2021

HELLOSIGN

Audit trail

TITLE	An offer from Exodus Movement, Inc for the General Counsel...
FILE NAME	1.US_Salary_Cover_Letter.pdf and 2 others
DOCUMENT ID	b9d033e942bbb908b49128fd479650ab2c52929a
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Completed

This document was signed on exodusmovement.workable.com

Document history

SENT	**11 / 02 / 2021** 21:16:59 UTC+2	Sent for signature to Veronica Kristine McGregor (veronica@shapeshift.io) from dimos@workable.com IP: 35.199.49.230
VIEWED	**11 / 02 / 2021** 21:52:19 UTC+2	Viewed by Veronica Kristine McGregor (veronica@shapeshift.io) IP: 76.103.27.5
SIGNED	**11 / 05 / 2021** 18:00:06 UTC+2	Signed by Veronica Kristine McGregor (veronica@shapeshift.io) IP: 76.103.27.5
COMPLETED	**11 / 05 / 2021** 18:00:06 UTC+2	The document has been completed.

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